Exhibit 99.2

MEDIA CONTACTS:	INVESTOR CONTACTS:
Mary Stutts Ph: 650 794 4403	Chris Burns Ph: 800 252 3526 David Marshall Ph: 353 1 709 4444

Elan Clarifies Duration of Bapineuzumab Phase 3 Trials

DUBLIN, Ireland – January 13, 2009 – Elan Corporation, plc (NYSE: ELN) today clarified recent reports that the duration of the bapineuzumab Phase 3 clinical trials may be extended.  The protocols for the four Phase 3 trials for bapineuzumab, which are approved by regulatory authorities, are designed for patients to participate for a duration of 18 months.  The planned duration of the trials has not changed since the program was announced in December 2007.  There are currently no plans to extend the duration of the Phase 3 trials.

The erroneous reports first appeared on Bloomberg News. Bapineuzumab is being developed jointly by Elan and Wyeth (NYSE: WYE).

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Forward Looking Statement

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties. A further list and description of the risks, uncertainties and other matters that confront us can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, and in our Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Source: Elan Corporation, plc
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